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SECURI' 18001593

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2018
Washington DC
415

SEC FILE NUMBER
8-47566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St Bernard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 West Main St
(No. and Street)

Russellville (City) AR (State) 72801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Keenan 479-967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd. STE 100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.Q.

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St Bernard Financial Services, Inc., as of 12/31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEBRA WELLS
NOTARY PUBLIC ARKANSAS
NO. 12397508
YELL COUNTY
My Commission Expires 1-21-2024

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ST BERNARD
FINANCIAL SERVICES, INC

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended 12-31-2017

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
St. Bernard Financial Services, Inc.
1609 West Main St.
Russellville AR 72801

Opinion on The Financial Statements

We have audited the statement of financial condition of St. Bernard Financial Services, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 11, 2018

St Bernard Financial Services, Inc
Statement Of Financial Condition
As of And For The Year Ended 12/31/2017

ASSETS

Current Assets		
Cash	$139,019	
Clearing Deposit W/ Clearing Company	$25,019	
Accounts Receivable - Commissions	$203,482	
Other Current Assets	$8,357	
Employee Advances	$1,649	
Total Current Assets	$377,526	
Property And Equipment, Net of Depr	$0	
TOTAL ASSETS		**$377,526**

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Commissions Payable	$240,120	
Accounts Payable	$704	
Short Term Notes Payable	$0	
Accrued Wages & Bonuses Payable	$72,500	
Payroll Taxes Withheld and Accrued	$2,148	
Income Tax Payable	$3,350	
Total Current Liabilities	$318,822	
TOTAL LIABILITIES		**$318,822**
Stockholder's Equity		
Common Stock, $1 Par Value Authorized 100,000 Shares; Issued and Outstanding 100 Shares	$100	
Additional Paid In Capital	$19,753	
Retained Earnings	$38,906	
TOTAL EQUITY		**$58,704**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**$377,526**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Operations
As of And For The Year Ended 12/31/2017

REVENUE		
Commissions and Fees	$2,555,890	
Other Revenue	$187,585	
TOTAL REVENUE		**$2,743,475**
OPERATING EXPENSES		
Bonus Expenses	$277.500	
Commission Expenses	$2,103,454	
Employee Compensation	$74,846	
Trading and Registration Fee Expenses	$83,655	
Office Expenses	$32,331	
Operating Expenses	$149.472	
TOTAL OPERATING EXPENSES		**$2,721,258**
INCOME FROM OPERATIONS		**$22,217**
OTHER INCOME (EXPENSE)		
Miscellaneous Income		
Interest Income		
NET INCOME		**$22,217**
Income Tax Expense		$3,350
NET INCOME AFTER TAX		**$18,867**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Cash Flows
As of And For The Year Ended 12/31/2017

OPERATING ACTIVITIES	
Net Income	$18,867
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	($110,038)
Other Assets	($5,311)
Accounts Payable	$204,977
Payables - Income Tax	$3,350
Payroll Liabilities	($369)
Owners Advance	($1,649)
Net cash provided by Operating Activities	$90,960
Net cash increase for period	$109,827
Cash at beginning of period	$29,192
Cash at end of period	$139,019

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement Of Changes In Ownership Equity

As of And For The Year Ended 12/31/2017

	Common	Additional Paid In	Retained	Total
Balance - December 31, 2016	$100	$19,753	$19,984	$39,837
Contributed Capital 2017				$0
Net Income for the Year 2017			$18,867	$18,867
Balance - December 31, 2017	$100	$19,753	$38,851	$58,704

The accompanying notes are an integral part of these financial statements.

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 24, 1994.

Description of Business

The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be a cash equivalents. As of December 31, 2016 there are no cash equivalents.

Revenue Recognition

Revenue and expenses are accounted for the accrual basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 15, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2017, which included cash and cash equivalents, commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting

Accounts Receivable - Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, the will be charges to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due accounts are not charges interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per institutions by the Federal Deposit insurance Corporation (FDIC).

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2017, and the net capital as computed.

NOTE E – RELATED PARY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE G – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house and maintained a $25,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

NOTE H – COMMITMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2017 was $14,454.00.

St Bernard Financial Services, Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of And For The Year Ended 12/31/2017

St Bernard Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Computation of Net Capital

Stockholder's Equity				$ 58,704
Non-Allowable Assets				
Certain A/R	$ 31,136			
Loan A/R	$ 0			
Other	$ 0			
Total Non-Allowable Assets		$ 31,136		
Haircuts on Securities Positions				
Securities Haircuts	$ 0			
Undue Concentration Charges		$ 0		
Total Haircuts on Securities Positions		$ 0		
Net Allowable Capital				$ 27,568

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 21,256
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000	
Net Capital Requirement	$ 21,256	
Excess Net Capital	$ 6,312	

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$318,822	
Percentage of Aggregate Indebtedness to Net Capital		1156%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2017		$ 27,568
Adjustments		
Increase (Decrease) in Equity	$0	
(Increase) Decrease in Non-Allowable Assets	$0	
(Increase) Decrease in Securities Haircuts		$0
Net Capital per Audit		$ 27,568
Reconciled Difference		$ 0

St Bernard Financial Services, Inc.

Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12-31-2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2017, the Company had net capital of $27,568 which was $6,312 in excess of its required net capital of $21,256. The Company's ratio of aggregate indebtedness to net capital was 1156.49%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Robert Keenan, Jr.
St. Bernard Financial Services, Inc.
1609 West Main St.
Russellville, AR 72801

Dear Robert Keenan, Jr.:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which St. Bernard Financial Services, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which St. Bernard Financial Services, Inc. claims exemption from 17 C.F.R. §240.15c3-3. St. Bernard Financial Services, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. St. Bernard Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about St. Bernard Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, CPA

Katy, TX 77450

March 11, 2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

January 2, 2018

Bryant A. Gaudette
21320 Provincial Blvd.
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, St Bernard Financial Services, Inc.

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception.

Management has reviewed the results of operations for the period of time from its year ended December 31, 2017, through February 22, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Best Wishes,

Robert Keenan

Robert Keenan, CEO
St Bernard Financial Services, Inc.

BRYANT A. GAUDETTE, CPA

St. Bernard Financial Services, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

St. Bernard Financial Services, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by St. Bernard Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating St. Bernard Financial Services, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. St. Bernard Financial Services, Inc.'s management is responsible for St. Bernard Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting $17,144 of undereported revenue.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting undercalculation of deductible revenues of $301,497, causing an SIPC overpayment of $427.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bryant A. Gaudette, CPA

Katy, TX 77450

March 11, 2018

[illegible]

SIPC-7
(35 REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35 REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2546********************MIXED AADC 220
47566 FINRA DEC
ST BERNARD FINANCIAL SERVICES INC
1609 W MAIN ST
RUSSELLVILLE, AR 72801-2719

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,270

B. Less payment made with SIPC-6 filed (exclude interest) (566.19)

6-30-2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 704.18

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 704.18

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 704.18

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

St Bernard Financial Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 23 day of JAN, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

St Bernard Financial Services, Inc.

Financial Statements and Supplemental Schedules
Required by The Securities and Exchange Commission

For The Year Ending December 31, 2017

With Independent Auditors Report Thereon

Bryant A Gaudette, CPA
21320 Provincial Blvd.
Suite 100
Katy, TX 77450